July 11, 2013

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Jackson National Life Insurance Company of New York ("Jackson")
JNLNY Separate Account I
File Nos. 333-70384 and 811-08401

Dear Mr. Kotapish:

This letter request is submitted pursuant to Rule 485(b)(1)(vii) on behalf of Jackson and requests approval to use the disclosure in the post-effective amendment to Jackson’s registration statement under the Securities Act of 1933 filed on June 4, 2013 (Accession No. 0001045032-13-000146) as a template (the Template Filing) for post-effective amendments to registration statements relating to other Jackson variable annuity contracts having the same changes (the Replicate Filings).  Each of the changes listed below were included in the supplement contained in the Template Filing and were the subject of review by the Commission Staff.

The changes and the registration file numbers for the applicable Replicate Filings are as follows:

Changes

•
Availability of the Joint for Life versions of LifeGuard Freedom 6 Net and LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefits (GMWBs), with the following changes: revised charges; revised Guaranteed Annual Withdrawal Amount percentages; revised Contract Anniversary date requirement for the Guaranteed Withdrawal Balance Adjustment; elimination of the Optional Income Upgrade Table; and removal of contract enhancements from the GMWB calculations (consistent with the changes made to the single life versions of these GMWBs in connection with the April 29, 2013 updates).

•	Revised maximum issue age requirement for LifeGuard Freedom Flex DB NY (applicable to File Number 333-163323, only).

Registration File Numbers

•	333-118370
•	333-119659
•	333-163323

There will also be sub-account changes and other non-material changes.

We filed the Template Filing on June 4, 2013 under rule 485(a)(1).  The proposed effective date of the Template Filing is September 16, 2013, and we will be requesting the same effective date for the Replicate Filings.

With respect to the Replicate Filings, we represent that:

• The disclosure changes in the Template Filing are substantially identical to the disclosure changes to be reflected in the Replicate Filings.

• Because the disclosure changes in the Replicate Filings are substantially identical to the disclosure changes in the Template Filing, we will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

• The Replicate Filings will effectively incorporate changes made to the Template Filing's disclosure in response to Staff comments.

• No Replicate Filing will include changes that would otherwise render it ineligible for filing under rule 485(b).

Please provide confirmation of your approval.  If you have any questions, please call me at (517) 367-3872, or Joan E. Boros, Jorden Burt LLP at (202) 965-8150.  Your prompt attention is appreciated.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:           Alberto Zapata, Esq.
Joan E. Boros, Esq.